OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

S COMMISSION
07001811 549

SEC FILE NUMBER
8 - 52193

RECEIVED APR 1 1 2007 186 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Street Capital, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 Congress Avenue, Suite 650
(No. and Street)

Austin (City) | Texas (State) | 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Holland | (512)-225-8000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400 (Address) | **Austin** (City) | **Texas** (State) | **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W 5/16/07

OATH OR AFFIRMATION

I, Kyle Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fifth Street Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Director

Title

Notary Public

PATRICIA A. LOPEZ
Notary Public
STATE OF TEXAS
My Comm. Exp. Dec. 12, 2007

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

FIFTH STREET CAPITAL, LLC

Financial Statements and Supplemental Schedule

December 31, 2006

(With Independent Auditors' Report Thereon)

FIFTH STREET CAPITAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2006

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Managers and Members of
Fifth Street Capital, LLC:

We have audited the accompanying statement of financial condition of Fifth Street Capital, LLC (a wholly owned subsidiary of Fifth Street Financial Corporation) as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information obtained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses from operations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

April 6, 2007
Austin, Texas

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

FIFTH STREET CAPITAL, LLC
(A Wholly Owned Subsidiary of Fifth Street Financial Corporation)
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	4,702
Receivable from broker-dealers and clearing organizations		22,583
Prepaid expenses and other current assets		6,018
Property and equipment, net		7,065
Total assets	$	40,368

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued liabilities	$	13,893
Total liabilities		13,893
Member's Equity		
Contributed capital		266,424
Accumulated deficit		(239,949)
Total member's equity		26,475
Total liabilities and member's equity	$	40,368

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
(A Wholly Owned Subsidiary of Fifth Street Financial Corporation)
Statement of Operations
Year ended December 31, 2006

Revenues		
Underwriting revenue	$	393,046
Commission revenue		38,276
Interest income		824
Other income		796
Total revenue		432,942
Operating expenses		
Commissions and clearance fees		280,200
Rent		64,892
Professional fees		19,768
Consulting fees		17,056
Communication expense		9,914
Contract labor		8,819
Regulatory fees and expenses		6,081
Other expenses		36,390
Total operating expenses		443,120
Net loss	$	(10,178)

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
(A Wholly Owned Subsidiary of Fifth Street Financial Corporation)
Statement of Changes in Member's Equity
Year ended December 31, 2006

	Contributed Capital	Accumulated Deficit	Total
Balances at January 1, 2006	$ 266,424	$ (229,771)	$ 36,653
Contributed capital	-	-	-
Net loss	-	(10,178)	(10,178)
Balances at December 31, 2006	$ 266,424	$ (239,949)	$ 26,475

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
(A Wholly Owned Subsidiary of Fifth Street Financial Corporation)
Statement of Cash Flows
Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(10,178)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		3,406
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organizations		34,416
Prepaid expenses and other current assets		(27,165)
Accounts payable and accrued liabilities		4,122
Net cash provided by operating activities		4,601
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash and cash equivalents		4,601
Cash and cash equivalents at beginning of year		101
Cash and cash equivalents at end of year	$	4,702
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

FIFTH STREET CAPITAL, LLC
(A Wholly Owned Subsidiary of Fifth Street Financial Corporation)
Notes to the Financial Statements
December 31, 2006

(1) Organization

Fifth Street Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company operates as a Texas Limited Liability Company and has a sole member, Fifth Street Financial Corporation (the "Parent).

Going Concern Uncertainties - These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could adversely impact the Company's regulatory capital, which requires minimum net capital of $5,000. It is management's intention to control costs and increase revenues. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America whereby revenues are recognized in the period earned and expenses when incurred.

(b) Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

(e) Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

(2) Summary of Significant Accounting Policies (continued)

(f) ***Property and equipment*** – Property and equipment greater than $500 are recorded at cost and capitalized. Betterments and renewals, which add significantly to the utility or useful lives of the assets, are capitalized. Repairs and maintenance are charged to expenses. Gains and losses from normal retirements or dispositions are credited or charged to revenue.

Depreciation of property and equipment is provided at rates intended to distribute the cost of the assets over their estimated useful lives (ranging from five to forty years) using the straight-line method.

(g) ***Financial instruments and credit risk***

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Company had no cash balances in excess of federally insured limits of $100,000 during 2006.

(h) ***Income Taxes***

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109, *Accounting for Income Taxes*. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

(3) Property and Equipment

Balances of major categories of land, buildings, and equipment are as follows:

	January 1, 2006	Additions	Retirements	December 31, 2006
Computer, furniture and equipment	$13,134	-	-	$13,134
Leasehold improvements	2,235	-	(2,235)	-
Less: accumulated depreciation	(4,897)	(3,407)	2,235	(6,069)
Property and equipment, net	$10,472	(3,407)	-	$7,065

Depreciation expense was $2,862 and amortization expense was $745 for the year ended December 31, 2006.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $13,392 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.

(5) Commitments and Contingencies

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. The clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of potential losses related to this indemnification.

The clearing agreement contains a commitment of minimum commission payments of $2,000 per month. Otherwise, the Company must pay clearing fees in the amounts equaling this minimum revenue requirement.

Leases

The Company had a lease for its office space that terminated on December 31, 2006. The monthly base rent, taxes, and operating expenses paid under this lease for the year ended December 31, 2006 was $3,300. Total rent expense for all operating leases approximated $64,892 for the year ended December 31, 2006.

In February 2007, the Company initiated a lease for new office space with a monthly payment of approximately $3,700 per month. The estimated future minimum lease payments for the Company are as follows:

Year		Amount
2007	$	41,503
2008		47,713
2009		49,271
2010		4,116
2011		-
	$	142,603

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

(6) Related Parties

During the year ended December 31, 2006, the Parent and other related parties provided administrative service, equipment and office space to the Company without reimbursement. At December 31, 2006, the Company owed $1,200 to its affiliate which is included in accounts payable and accrued liabilities on the balance sheet.

(7) Income Taxes

At December 31, 2006, the Company has a net operating loss carry-forward of approximately $241,000 which may be offset against future taxable income. The operating loss carry-forward expires in 2016 and 2017. The tax benefit has not been reported in these financial statements because the Company believes that there is at least a 50% chance that the carry-forwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The variance between the income tax benefit that would be expected by applying a rate of 34% and the amount reflected is primarily the result of the change in valuation allowance on the operating loss carry-forward.

(8) Concentration

During 2006, 85% of underwriting revenues were derived from one customer.

Schedule I

FIFTH STREET CAPITAL, LLC
(A Wholly Owned Subsidiary of Fifth Street Financial Corporation)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
Year ended December 31, 2006

Total member's equity	$ 26,475
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	7,065
Other assets	6,018
Total deductions and/or charges	13,083
Net capital before haircuts on securities	13,392
Haircuts on securities	-
Net capital	$ 13,392
Aggregate indebtedness	
Accrued expenses	$ 13,893
Total aggregate indebtedness	$ 13,893
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirements	$ 8,392
Aggregate indebtedness ratio	1.04 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 18,147
Audit adjustments:	
To properly record accrued expenses	(4,755)
Net capital per above	$ 13,392

See accompanying notes to financial statements.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control

To the Managers and Members of
Fifth Street Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Fifth Street Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PMB HELIN DONOVAN LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 321C
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

PMB Helin Donovan

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
April 6, 2007

END